December 20, 2018

Saar Koursh
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 5621617
Israel

       Re: Magal Security Systems Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed March 28, 2018
           File No. 000-21388

Dear Mr. Koursh:

       We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Discussion of Critical Accounting Policies
Goodwill, page 36

1.    We note that your Video and Cyber Security segment has a goodwill balance of
      $9,222,000 at December 31, 2017 and reported operating losses of $(3,383,000)
      and $(2,830,000) for the years ended December 31, 2016 and 2017, respectively. In light of the significant goodwill balance and losses in that segment, please provide the following disclosures for each reporting unit with material goodwill that is at risk of failing step one of the goodwill impairment test:
 Saar Koursh
FirstName LastNameSaar Koursh
Magal Security Systems Ltd.
Comapany20, 2018
December NameMagal Security Systems Ltd.
Page 2
December 20, 2018 Page 2
FirstName LastName
             The percentage by which fair value exceeded carrying value as of the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (for example, the valuation model assumes recovery from a business downturn within a defined period of time);
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;
and
             A description of the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of each reporting unit and result in the recognition of a material impairment charge.

         Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.
Operating and Financial Review and Prospects
Results of Operations, page 39

2. In future filings, expand your discussion and analysis with respect to the company's financial condition and operating results. Disclose any significant factors, including new developments, that have materially affected the company's income from operations and expand your narrative discussion. For example, discuss any industry or geographical trends and include more robust segment disclosure. Refer to the Commission's interpretive release (No. 33-6835) dated May 18, 1989.
Year Ended December 31, 2017 Compared with Year Ended December 31, 2016 Financial Income, net, page 40

3. Please explain the significant foreign currency loss recorded for the year ended December
         31, 2017, disclosing the specific countries and/or significant transactions that contributed to the loss.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Saar Koursh
Magal Security Systems Ltd.
December 20, 2018
Page 3



        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at
(202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameSaar Koursh                             Sincerely,
Comapany NameMagal Security Systems Ltd.
                                                          Division of
Corporation Finance
December 20, 2018 Page 3                                  Office of
Telecommunications
FirstName LastName